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                                                                    EXHIBIT 99.2

                                                           [English Translation]
                                                            Corporate Disclosure
                                                                   April 9, 2004

                          OTHER MAJOR MATERIAL MATTERS

1.   SUBJECT

o Corrective order to dispose of the foreign stake in Hanaro Telecom, Inc. ("Hanaro" or the "Company") exceeding the foreign ownership limit.

2.   CORRECTIVE ORDER

o    Issued by The Ministry of Information and Communication

o With respect to Hanaro's violation of Article 6 of the Korean Telecommunications Business Law (the "TBL"), the Minister of Information and Communication hereby issues a corrective order pursuant to Article 7, Paragraph 2 of the TBL.

                                          The Minister of Information and
                                          Communication
                                          (Official Seal Affixed)

3.   MATTERS TO BE CORRECTED

o Given that the percentage of shares in Hanaro held by foreigners has currently reached a combined 50.3% of the total outstanding shares of the Company, which exceeds the 49% limit under the TBL, the foreign shareholding ratio shall be lowered to 49% or below within six (6) months.

4.   FACTS CONSTITUTING VIOLATION

o Prior to November 18, 2003, foreigners owned 54,673,684 shares in Hanaro out of the total outstanding shares of 279,322,680, and the foreign shareholding ratio in Hanaro remained lower than 49%. However, on November 19, 2003, Hanaro issued new shares (182,812,500 shares) to Newbridge Capital and AIG, both of whom are foreign investors with JPMorgan as lead manager. As a result of the issuance of new shares, the foreign ownership in Hanaro (237,486,184 shares out of the total outstanding shares of 462,135,180) reached 51.4%, which exceeds the 49% limit under the TBL.

5.   APPLICATION OF LAW

o Exceeding the foreign ownership limit (49%) applicable to a domestic Network Service Provider as set forth in Article 6 (Disqualification of an Approval) of the TBL constitutes a violation of Article 6 of the TBL.

6.   REPORTING PERIOD

o Upon the performance of the Corrective Order, you are required to report the results thereof to the Ministry of Information and Communication within seven (7) days therefrom.

7.   OTHERS

Hanaro received the Corrective Order on April 8, 2004.